October 27, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-9303

Attn.:	Ms. Anne Nguyen Parker Assistant Director Office of Transportation and Leisure

Re:	SenesTech, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 20, 2016

File No. 333-213736

Dear Ms. Parker:

On behalf of SenesTech, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated October 26, 2016. In this letter, we have recited the comments of the Staff set forth in the October 26, 2016 letter in italicized type, and followed each comment with the Company’s response. Simultaneously herewith, the Company is filing with the Commission an Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), an Issuer Free Writing Prospectus pursuant to Rule 433 under the Securities Act of 1933 (the “Free Writing Prospectus”) and supplementally providing, for the Staff’s review, a version of the Registration Statement marked to show changes from the Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on October 20, 2016. All page numbers refer to the Registration Statement filed simultaneously herewith.

Staff Comment No. 1:

We note that the pro forma column in the Balance Sheet Data on page 10 does not appear to be presented consist with its footnote disclosures. For example, the pro forma column is described as reflecting the conversion of the convertible preferred stock into common stock and does not appear that it should have an increase in cash or significant change in accumulated deficit. Also, additional paid in capital does not appear appropriately calculated and it would appear the debt amounts in the actual column should carry over into the pro forma column. Please revise appropriately.

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Company Response No. 1:

The Company has revised the Balance Sheet Data on pages 10 and 30 of the Registration Statement to make the data consistent with the Company’s footnote disclosures and to appropriately calculate additional paid-in capital. These revisions are reflected in the Free Writing Prospectus as well.

Staff Comment No. 2:

We note that the pro forma column on the interim balance sheet appears to include the cash received and the issuance of the two million shares in this offering. Please revise to remove the effects of the issuance of shares in this offering and only reflect the conversion of the preferred shares to common stock.

Company Response No. 2:

The Company has revised the pro forma column on the interim balance sheet on page F-40 of the Registration Statement to remove the effects of the issuance of shares in the offering and only reflect the conversion of the preferred stock into common stock. These revisions are reflected in the Free Writing Prospectus as well.

Staff Comment No. 3:

Refer to the registration statement fee table. We note that you have registered the underwriters’ warrants and the common stock underlying those warrants. Please have counsel revise the opinion to opine upon these registered securities.

Company Response No. 3:

The Company’s counsel has revised its Exhibit 5.1 opinion to opine upon the validity of the underwriters’ warrants and the common stock underlying those warrants, and a revised Exhibit 5.1 opinion has been filed with the Registration Statement which replaces the previously filed exhibit.

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Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7118.

Sincerely,

Summit Law Group, PLLC
a professional limited liability company

/s/ Andrew W. Shawber

Andrew W. Shawber

cc:	Loretta P. Mayer and Thomas C. Chesterman (SenesTech, Inc.)

Laura A. Bertin

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